UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 23)*
AutoNation, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
05329W102

(CUSIP Number)
John G. Finley, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 28, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05329W102	Page	2	of	29

1	NAME OF REPORTING PERSON ESL Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		57,266,154

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		57,266,154

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	77,679,856

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	44.0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	05329W102	Page	3	of	29

1	NAME OF REPORTING PERSON ESL Institutional Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		221,701

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		221,701

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	77,679,856

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	44.0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	05329W102	Page	4	of	29

1	NAME OF REPORTING PERSON ESL Investors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		11,660,297

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,660,297

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	77,679,856

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	44.0%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	05329W102	Page	5	of	29

1	NAME OF REPORTING PERSON ESL Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		77,315,486

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		77,315,486

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	77,679,856

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	44.0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	05329W102	Page	6	of	29

1	NAME OF REPORTING PERSON CBL Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,712,083

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,712,083

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	77,679,856

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	44.0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	05329W102	Page	7	of	29

1	NAME OF REPORTING PERSON Tynan, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,406

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,406

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	77,679,856

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	44.0%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	05329W102	Page	8	of	29

1	NAME OF REPORTING PERSON ESL Investment Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		61,964

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		61,964

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	77,679,856

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	44.0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	05329W102	Page	9	of	29

1	NAME OF REPORTING PERSON RBS Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		71,381,702

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		71,381,702

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	77,679,856

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	44.0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	05329W102	Page	10	of	29

1	NAME OF REPORTING PERSON RBS Investment Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		221,701

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		221,701

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	77,679,856

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	44.0%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	05329W102	Page	11	of	29

1	NAME OF REPORTING PERSON Edward S. Lampert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		77,507,450

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		77,507,450

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	77,679,856

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	44.0%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	05329W102	Page	12	of	29

1	NAME OF REPORTING PERSON William C. Crowley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		172,406

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		172,406

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	77,679,856

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	44.0%

14	TYPE OF REPORTING PERSON

	IN

Page	13	of	29
     This Amendment No. 23 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Shares”), of AutoNation, Inc. (the “Issuer”). This Amendment No. 23 supplementally amends the statement on Schedule 13D, as amended, filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), ESL Investments, Inc. (“Investments”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), Tynan, LLC (“Tynan”), ESL Investment Management, L.P., a Delaware limited partnership (“ESLIM”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), Edward S. Lampert, and William C. Crowley, both United States citizens, by furnishing the information set forth below. ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, RBS, RBSIM, Mr. Lampert and Mr. Crowley are collectively defined in this Amendment as the “Filing Persons.” Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.
     The Filing Persons are filing this Amendment No. 23 to report that the number of Shares that they may be deemed to beneficially own has increased by an amount greater than one percent of the outstanding Shares of the Issuer.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is supplemented as follows:
     In open market purchases on June 2, 2008, June 3, 2008, June 4, 2008, June 10, 2008, June 11, 2008, July 28, 2008, July 29, 2008 and July 30, 2008, ESL acquired an aggregate of 4,889,992 shares for aggregate consideration of approximately $53,865,860 using working capital. In open market purchases on June 2, 2008, June 3, 2008, June 4, 2008, June 10, 2008, June 11, 2008, July 28, 2008, July 29, 2008 and July 30, 2008, an account established by the investment member of Investors acquired an aggregate of 1,544,190 shares for aggregate consideration of approximately $16,302,832 using working capital.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety to read as follows:
     (a)-(b) As of July 31, 2008, the Filing Persons may be deemed to beneficially own an aggregate of 77,679,856 Shares (approximately 44.0% of the outstanding Shares based on the Issuer having 176,658,137 Shares outstanding on July 21, 2008, as disclosed in the Issuer’s last quarterly report on Form 10-Q).

	NUMBER OF		PERCENTAGE
	SHARES		OF	SOLE	SHARED	SOLE	SHARED
REPORTING	BENEFICIALLY		OUTSTANDING	VOTING	VOTING	DISPOSITIVE	DISPOSITIVE
PERSON	OWNED		SHARES	POWER	POWER	POWER	POWER
ESL Partners, L.P.	77,679,856	(1)	44.0%	57,266,154	0	57,266,154	0
ESL Institutional Partners, L.P.	77,679,856	(1)	44.0%	221,701	0	221,701	0
ESL Investors, L.L.C.	77,679,856	(1)	44.0%	11,660,297	0	11,660,297	0
ESL Investments, Inc.	77,679,856	(1)	44.0%	77,315,486 (2)	0	77,315,486 (2)	0
CBL Partners, L.P.	77,679,856	(1)	44.0%	5,712,083	0	5,712,083	0
Tynan, LLC	77,679,856	(1)	44.0%	2,406	0	2,406	0
ESL Investment Management, L.P.	77,679,856	(1)	44.0%	61,964	0	61,964	0

Page	14	of	29

	NUMBER OF		PERCENTAGE
	SHARES		OF	SOLE		SHARED	SOLE		SHARED
REPORTING	BENEFICIALLY		OUTSTANDING	VOTING		VOTING	DISPOSITIVE		DISPOSITIVE
PERSON	OWNED		SHARES	POWER		POWER	POWER		POWER
RBS Partners, L.P.	77,679,856	(1)	44.0%	71,381,702	(3)	0	71,381,702	(3)	0
RBS Investment Management, L.L.C.	77,679,856	(1)	44.0%	221,701	(4)	0	221,701	(4)	0
Edward S. Lampert	77,679,856	(1)	44.0%	77,507,450	(5)	0	77,507,450	(5)	0
William C. Crowley	77,679,856	(1)	44.0%	172,406	(6)	0	172,406	(6)	0

(1) This number consists of 57,266,154 Shares held by ESL, 221,701 Shares held by Institutional, 11,660,297 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL, 2,406 Shares held by Tynan, 61,964 Shares held by ESLIM, 2,455,251 Shares held by RBS, 130,000 Shares held by Mr. Lampert and 170,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.
(2) This number consists of 57,266,154 Shares held by ESL, 221,701 Shares held by Institutional, 11,660,297 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL and 2,455,251 Shares held by RBS.
(3) This number consists of 57,266,154 Shares held by ESL, 11,660,297 Shares held in an account established by the investment member of Investors and 2,455,251 Shares held by RBS.
(4) This number consists of 221,701 Shares held by Institutional.
(5) This number consists of 57,266,154 Shares held by ESL, 221,701 Shares held by Institutional, 11,660,297 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL, 61,964 Shares held by ESLIM, 2,455,251 Shares held by RBS and 130,000 Shares held by Mr. Lampert.
(6) This number consists of 2,406 Shares held by Tynan and 170,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.
     (c) Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons between May 29, 2008, the date of the last amendment on Schedule 13D, and July 31, 2008.
     (d) Not applicable.
     (e) Not applicable.

Page	15	of	29
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 31, 2008

ESL PARTNERS, L.P.

By:	RBS Partners, L.P., as its general partner

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey Name: Adrian J. Maizey Title: Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, L.L.C., as its general partner

By:	ESL Investments, Inc., as its manager

By:	/s/ Adrian J. Maizey

Name: Adrian J. Maizey Title: Chief Financial Officer

ESL INVESTORS, L.L.C.

By:	RBS Partners, L.P., as its manager

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey

Name: Adrian J. Maizey
Title: Chief Financial Officer

ESL INVESTMENTS, INC.

By:	/s/ Adrian J. Maizey

Name: Adrian J. Maizey Title: Chief Financial Officer

Page	16	of	29

CBL PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey Name: Adrian J. Maizey Title: Chief Financial Officer

TYNAN, LLC

By:	/s/ William C. Crowley

Name: William C. Crowley Title: Member

ESL INVESTMENT MANAGEMENT, L.P.

By:	ESL INVESTMENT MANAGEMENT (GP), L.L.C., its general partner

By:	/s/ Edward S. Lampert

Name: Edward S. Lampert Title: Managing Member

RBS PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey

Name: Adrian J. Maizey Title: Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Adrian J. Maizey

Name: Adrian J. Maizey Title: Chief Financial Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert

Edward S. Lampert

WILLIAM C. CROWLEY

/s/ William C. Crowley

William C. Crowley

Page	17	of	29
ANNEX A
RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF
AUTONATION, INC.

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Partners, L.P.	6/2/2008	open market purchase	168	(1)	$15.18
ESL Partners, L.P.	6/2/2008	open market purchase	3,948	(1)	$15.19
ESL Partners, L.P.	6/2/2008	open market purchase	8,652	(1)	$15.20
ESL Partners, L.P.	6/2/2008	open market purchase	2,268	(1)	$15.21
ESL Partners, L.P.	6/2/2008	open market purchase	4,536	(1)	$15.22
ESL Partners, L.P.	6/2/2008	open market purchase	84	(1)	$15.225
ESL Partners, L.P.	6/2/2008	open market purchase	13,692	(1)	$15.23
ESL Partners, L.P.	6/2/2008	open market purchase	252	(1)	$15.235
ESL Partners, L.P.	6/2/2008	open market purchase	2,352	(1)	$15.24
ESL Partners, L.P.	6/2/2008	open market purchase	65,604	(1)	$15.25
ESL Investors, L.L.C.	6/2/2008	open market purchase	32	(1)	$15.18
ESL Investors, L.L.C.	6/2/2008	open market purchase	752	(1)	$15.19
ESL Investors, L.L.C.	6/2/2008	open market purchase	1,648	(1)	$15.20
ESL Investors, L.L.C.	6/2/2008	open market purchase	432	(1)	$15.21
ESL Investors, L.L.C.	6/2/2008	open market purchase	864	(1)	$15.22
ESL Investors, L.L.C.	6/2/2008	open market purchase	16	(1)	$15.225
ESL Investors, L.L.C.	6/2/2008	open market purchase	2,608	(1)	$15.23
ESL Investors, L.L.C.	6/2/2008	open market purchase	48	(1)	$15.235

Page	18	of	29

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Investors, L.L.C.	6/2/2008	open market purchase	448	(1)	$15.24
ESL Investors, L.L.C.	6/2/2008	open market purchase	12,496	(1)	$15.25
ESL Partners, L.P.	6/3/2008	open market purchase	738	(1)	$15.15
ESL Partners, L.P.	6/3/2008	open market purchase	8,036	(1)	$15.16
ESL Partners, L.P.	6/3/2008	open market purchase	26,814	(1)	$15.18
ESL Partners, L.P.	6/3/2008	open market purchase	8,897	(1)	$15.19
ESL Partners, L.P.	6/3/2008	open market purchase	410	(1)	$15.20
ESL Partners, L.P.	6/3/2008	open market purchase	82	(1)	$15.205
ESL Partners, L.P.	6/3/2008	open market purchase	20,735	(1)	$15.21
ESL Partners, L.P.	6/3/2008	open market purchase	30,042	(1)	$15.22
ESL Partners, L.P.	6/3/2008	open market purchase	410	(1)	$15.225
ESL Partners, L.P.	6/3/2008	open market purchase	57,154	(1)	$15.23
ESL Partners, L.P.	6/3/2008	open market purchase	328	(1)	$15.235
ESL Partners, L.P.	6/3/2008	open market purchase	10,617	(1)	$15.24
ESL Partners, L.P.	6/3/2008	open market purchase	61,811	(1)	$15.25
ESL Investors, L.L.C.	6/3/2008	open market purchase	162	(1)	$15.15
ESL Investors, L.L.C.	6/3/2008	open market purchase	1,764	(1)	$15.16
ESL Investors, L.L.C.	6/3/2008	open market purchase	5,886	(1)	$15.18
ESL Investors, L.L.C.	6/3/2008	open market purchase	1,953	(1)	$15.19
ESL Investors, L.L.C.	6/3/2008	open market purchase	90	(1)	$15.20

Page	19	of	29

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Investors, L.L.C.	6/3/2008	open market purchase	18	(1)	$15.205
ESL Investors, L.L.C.	6/3/2008	open market purchase	4,551	(1)	$15.21
ESL Investors, L.L.C.	6/3/2008	open market purchase	6,595	(1)	$15.22
ESL Investors, L.L.C.	6/3/2008	open market purchase	90	(1)	$15.225
ESL Investors, L.L.C.	6/3/2008	open market purchase	12,546	(1)	$15.23
ESL Investors, L.L.C.	6/3/2008	open market purchase	72	(1)	$15.235
ESL Investors, L.L.C.	6/3/2008	open market purchase	2,331	(1)	$15.24
ESL Investors, L.L.C.	6/3/2008	open market purchase	13,568	(1)	$15.25
ESL Partners, L.P.	6/4/2008	open market purchase	164	(1)	$15.18
ESL Partners, L.P.	6/4/2008	open market purchase	5,084	(1)	$15.19
ESL Investors, L.L.C.	6/4/2008	open market purchase	36	(1)	$15.18
ESL Investors, L.L.C.	6/4/2008	open market purchase	1,116	(1)	$15.19
ESL Partners, L.P.	6/10/2008	open market purchase	730	(1)	$13.64
ESL Partners, L.P.	6/10/2008	open market purchase	168	(1)	$13.645
ESL Partners, L.P.	6/10/2008	open market purchase	3,142	(1)	$13.65
ESL Partners, L.P.	6/10/2008	open market purchase	2,604	(1)	$13.75
ESL Partners, L.P.	6/10/2008	open market purchase	6,636	(1)	$13.76
ESL Partners, L.P.	6/10/2008	open market purchase	840	(1)	$13.77
ESL Partners, L.P.	6/10/2008	open market purchase	2,940	(1)	$13.82
ESL Partners, L.P.	6/10/2008	open market purchase	588	(1)	$13.83
ESL Partners, L.P.	6/10/2008	open market purchase	2,184	(1)	$13.84
ESL Partners, L.P.	6/10/2008	open market purchase	44,347	(1)	$13.85
ESL Partners, L.P.	6/10/2008	open market purchase	2,286	(1)	$13.86
ESL Partners, L.P.	6/10/2008	open market purchase	1,176	(1)	$13.87

Page	20	of	29

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Partners, L.P.	6/10/2008	open market purchase	1,932	(1)	$13.875
ESL Partners, L.P.	6/10/2008	open market purchase	6,216	(1)	$13.88
ESL Partners, L.P.	6/10/2008	open market purchase	14,062	(1)	$13.89
ESL Partners, L.P.	6/10/2008	open market purchase	2,436	(1)	$13.895
ESL Partners, L.P.	6/10/2008	open market purchase	12,012	(1)	$13.90
ESL Partners, L.P.	6/10/2008	open market purchase	30,858	(1)	$13.91
ESL Partners, L.P.	6/10/2008	open market purchase	6,720	(1)	$13.95
ESL Partners, L.P.	6/10/2008	open market purchase	252	(1)	$13.96
ESL Partners, L.P.	6/10/2008	open market purchase	15,000	(1)	$13.97
ESL Partners, L.P.	6/10/2008	open market purchase	14,868	(1)	$13.98
ESL Partners, L.P.	6/10/2008	open market purchase	36,120	(1)	$13.99
ESL Partners, L.P.	6/10/2008	open market purchase	109,403	(1)	$14.00
ESL Investors, L.L.C.	6/10/2008	open market purchase	139	(1)	$13.64
ESL Investors, L.L.C.	6/10/2008	open market purchase	32	(1)	$13.645
ESL Investors, L.L.C.	6/10/2008	open market purchase	598	(1)	$13.65
ESL Investors, L.L.C.	6/10/2008	open market purchase	496	(1)	$13.75
ESL Investors, L.L.C.	6/10/2008	open market purchase	1,264	(1)	$13.76
ESL Investors, L.L.C.	6/10/2008	open market purchase	160	(1)	$13.77
ESL Investors, L.L.C.	6/10/2008	open market purchase	560	(1)	$13.82
ESL Investors, L.L.C.	6/10/2008	open market purchase	112	(1)	$13.83
ESL Investors, L.L.C.	6/10/2008	open market purchase	416	(1)	$13.84
ESL Investors, L.L.C.	6/10/2008	open market purchase	8,447	(1)	$13.85
ESL Investors, L.L.C.	6/10/2008	open market purchase	435	(1)	$13.86
ESL Investors, L.L.C.	6/10/2008	open market purchase	224	(1)	$13.87

Page	21	of	29

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Investors, L.L.C.	6/10/2008	open market purchase	1,184	(1)	$13.88
ESL Investors, L.L.C.	6/10/2008	open market purchase	2,678	(1)	$13.89
ESL Investors, L.L.C.	6/10/2008	open market purchase	464	(1)	$13.895
ESL Investors, L.L.C.	6/10/2008	open market purchase	2,288	(1)	$13.90
ESL Investors, L.L.C.	6/10/2008	open market purchase	5,878	(1)	$13.91
ESL Investors, L.L.C.	6/10/2008	open market purchase	1,280	(1)	$13.95
ESL Investors, L.L.C.	6/10/2008	open market purchase	48	(1)	$13.96
ESL Investors, L.L.C.	6/10/2008	open market purchase	2,857	(1)	$13.97
ESL Investors, L.L.C.	6/10/2008	open market purchase	2,832	(1)	$13.98
ESL Investors, L.L.C.	6/10/2008	open market purchase	6,880	(1)	$13.99
ESL Investors, L.L.C.	6/10/2008	open market purchase	20,840	(1)	$14.00
ESL Partners, L.P.	6/11/2008	open market purchase	1,978	(1)	$13.72
ESL Partners, L.P.	6/11/2008	open market purchase	2,494	(1)	$13.73
ESL Partners, L.P.	6/11/2008	open market purchase	37,152	(1)	$13.74
ESL Partners, L.P.	6/11/2008	open market purchase	67,510	(1)	$13.75
ESL Partners, L.P.	6/11/2008	open market purchase	32,938	(1)	$13.78
ESL Partners, L.P.	6/11/2008	open market purchase	3,526	(1)	$13.79
ESL Partners, L.P.	6/11/2008	open market purchase	25,886	(1)	$13.80
ESL Partners, L.P.	6/11/2008	open market purchase	36,636	(1)	$13.81
ESL Partners, L.P.	6/11/2008	open market purchase	11,266	(1)	$13.82

Page	22	of	29

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Partners, L.P.	6/11/2008	open market purchase	602	(1)	$13.84
ESL Partners, L.P.	6/11/2008	open market purchase	38,012	(1)	$13.85
ESL Investors, L.L.C.	6/11/2008	open market purchase	322	(1)	$13.72
ESL Investors, L.L.C.	6/11/2008	open market purchase	406	(1)	$13.73
ESL Investors, L.L.C.	6/11/2008	open market purchase	6,048	(1)	$13.74
ESL Investors, L.L.C.	6/11/2008	open market purchase	10,990	(1)	$13.75
ESL Investors, L.L.C.	6/11/2008	open market purchase	5,362	(1)	$13.78
ESL Investors, L.L.C.	6/11/2008	open market purchase	574	(1)	$13.79
ESL Investors, L.L.C.	6/11/2008	open market purchase	4,214	(1)	$13.80
ESL Investors, L.L.C.	6/11/2008	open market purchase	5,964	(1)	$13.81
ESL Investors, L.L.C.	6/11/2008	open market purchase	1,834	(1)	$13.82
ESL Investors, L.L.C.	6/11/2008	open market purchase	98	(1)	$13.84
ESL Investors, L.L.C.	6/11/2008	open market purchase	6,188	(1)	$13.85
ESL Partners, L.P.	7/28/2008	open market purchase	1,756	(1)	$9.66
ESL Partners, L.P.	7/28/2008	open market purchase	410	(1)	$9.62
ESL Partners, L.P.	7/28/2008	open market purchase	20,191	(1)	$9.68
ESL Partners, L.P.	7/28/2008	open market purchase	143,393	(1)	$9.69
ESL Partners, L.P.	7/28/2008	open market purchase	110,662	(1)	$9.70
ESL Partners, L.P.	7/28/2008	open market purchase	91,489	(1)	$9.72
ESL Partners, L.P.	7/28/2008	open market purchase	28,034	(1)	$9.73
ESL Partners, L.P.	7/28/2008	open market purchase	16,632	(1)	$9.74
ESL Partners, L.P.	7/28/2008	open market purchase	176	(1)	$9.745
ESL Partners, L.P.	7/28/2008	open market purchase	133,067	(1)	$9.75

Page	23	of	29

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Partners, L.P.	7/28/2008	open market purchase	351	(1)	$9.76
ESL Partners, L.P.	7/28/2008	open market purchase	59	(1)	$9.765
ESL Partners, L.P.	7/28/2008	open market purchase	43,777	(1)	$9.77
ESL Partners, L.P.	7/28/2008	open market purchase	234	(1)	$9.775
ESL Partners, L.P.	7/28/2008	open market purchase	23,059	(1)	$9.78
ESL Partners, L.P.	7/28/2008	open market purchase	10,945	(1)	$9.79
ESL Partners, L.P.	7/28/2008	open market purchase	78,014	(1)	$9.80
ESL Partners, L.P.	7/28/2008	open market purchase	1,171	(1)	$9.81
ESL Partners, L.P.	7/28/2008	open market purchase	3,336	(1)	$9.82
ESL Partners, L.P.	7/28/2008	open market purchase	14,690	(1)	$9.83
ESL Partners, L.P.	7/28/2008	open market purchase	7,901	(1)	$9.84
ESL Partners, L.P.	7/28/2008	open market purchase	41,377	(1)	$9.85
ESL Partners, L.P.	7/28/2008	open market purchase	1,931	(1)	$9.87
ESL Partners, L.P.	7/28/2008	open market purchase	176	(1)	$9.875
ESL Partners, L.P.	7/28/2008	open market purchase	19,489	(1)	$9.88
ESL Partners, L.P.	7/28/2008	open market purchase	5,443	(1)	$9.89
ESL Partners, L.P.	7/28/2008	open market purchase	35,056	(1)	$9.90
ESL Partners, L.P.	7/28/2008	open market purchase	10,828	(1)	$9.91
ESL Partners, L.P.	7/28/2008	open market purchase	18,962	(1)	$9.92
ESL Partners, L.P.	7/28/2008	open market purchase	14,631	(1)	$9.925
ESL Partners, L.P.	7/28/2008	open market purchase	43,539	(1)	$9.93
ESL Partners, L.P.	7/28/2008	open market purchase	41,904	(1)	$9.94
ESL Partners, L.P.	7/28/2008	open market purchase	7,023	(1)	$9.95
ESL Partners, L.P.	7/28/2008	open market purchase	59	(1)	$9.96
ESL Partners, L.P.	7/28/2008	open market purchase	12,489	(1)	$9.97
ESL Partners, L.P.	7/28/2008	open market purchase	2,634	(1)	$9.99

Page	24	of	29

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Partners, L.P.	7/28/2008	open market purchase	53,938	(1)	$10.00
ESL Partners, L.P.	7/28/2008	open market purchase	3,863	(1)	$10.03
ESL Partners, L.P.	7/28/2008	open market purchase	35,291	(1)	$10.05
ESL Partners, L.P.	7/28/2008	open market purchase	878	(1)	$10.06
ESL Partners, L.P.	7/28/2008	open market purchase	59	(1)	$10.065
ESL Partners, L.P.	7/28/2008	open market purchase	11,412	(1)	$10.07
ESL Partners, L.P.	7/28/2008	open market purchase	176	(1)	$10.075
ESL Partners, L.P.	7/28/2008	open market purchase	6,847	(1)	$10.08
ESL Investors, L.L.C.	7/28/2008	open market purchase	1,244	(1)	$9.66
ESL Investors, L.L.C.	7/28/2008	open market purchase	290	(1)	$9.62
ESL Investors, L.L.C.	7/28/2008	open market purchase	14,308	(1)	$9.68
ESL Investors, L.L.C.	7/28/2008	open market purchase	101,617	(1)	$9.69
ESL Investors, L.L.C.	7/28/2008	open market purchase	78,421	(1)	$9.70
ESL Investors, L.L.C.	7/28/2008	open market purchase	64,834	(1)	$9.72
ESL Investors, L.L.C.	7/28/2008	open market purchase	19,866	(1)	$9.73
ESL Investors, L.L.C.	7/28/2008	open market purchase	11,786	(1)	$9.74
ESL Investors, L.L.C.	7/28/2008	open market purchase	124	(1)	$9.745
ESL Investors, L.L.C.	7/28/2008	open market purchase	94,300	(1)	$9.75
ESL Investors, L.L.C.	7/28/2008	open market purchase	249	(1)	$9.76
ESL Investors, L.L.C.	7/28/2008	open market purchase	41	(1)	$9.765
ESL Investors, L.L.C.	7/28/2008	open market purchase	31,023	(1)	$9.77
ESL Investors, L.L.C.	7/28/2008	open market purchase	166	(1)	$9.775

Page	25	of	29

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Investors, L.L.C.	7/28/2008	open market purchase	16,341	(1)	$9.78
ESL Investors, L.L.C.	7/28/2008	open market purchase	7,755	(1)	$9.79
ESL Investors, L.L.C.	7/28/2008	open market purchase	55,286	(1)	$9.80
ESL Investors, L.L.C.	7/28/2008	open market purchase	829	(1)	$9.81
ESL Investors, L.L.C.	7/28/2008	open market purchase	2,364	(1)	$9.82
ESL Investors, L.L.C.	7/28/2008	open market purchase	10,410	(1)	$9.83
ESL Investors, L.L.C.	7/28/2008	open market purchase	5,599	(1)	$9.84
ESL Investors, L.L.C.	7/28/2008	open market purchase	29,323	(1)	$9.85
ESL Investors, L.L.C.	7/28/2008	open market purchase	1,369	(1)	$9.87
ESL Investors, L.L.C.	7/28/2008	open market purchase	124	(1)	$9.875
ESL Investors, L.L.C.	7/28/2008	open market purchase	13,811	(1)	$9.88
ESL Investors, L.L.C.	7/28/2008	open market purchase	3,857	(1)	$9.89
ESL Investors, L.L.C.	7/28/2008	open market purchase	24,844	(1)	$9.90
ESL Investors, L.L.C.	7/28/2008	open market purchase	7,672	(1)	$9.91
ESL Investors, L.L.C.	7/28/2008	open market purchase	13,438	(1)	$9.92
ESL Investors, L.L.C.	7/28/2008	open market purchase	10,369	(1)	$9.925
ESL Investors, L.L.C.	7/28/2008	open market purchase	30,861	(1)	$9.93
ESL Investors, L.L.C.	7/28/2008	open market purchase	29,696	(1)	$9.94
ESL Investors, L.L.C.	7/28/2008	open market purchase	4,977	(1)	$9.95
ESL Investors, L.L.C.	7/28/2008	open market purchase	41	(1)	$9.96

Page	26	of	29

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Investors, L.L.C.	7/28/2008	open market purchase	8,850	(1)	$9.97
ESL Investors, L.L.C.	7/28/2008	open market purchase	1,866	(1)	$9.99
ESL Investors, L.L.C.	7/28/2008	open market purchase	38,223	(1)	$10.00
ESL Investors, L.L.C.	7/28/2008	open market purchase	2,737	(1)	$10.03
ESL Investors, L.L.C.	7/28/2008	open market purchase	25,009	(1)	$10.05
ESL Investors, L.L.C.	7/28/2008	open market purchase	622	(1)	$10.06
ESL Investors, L.L.C.	7/28/2008	open market purchase	41	(1)	$10.065
ESL Investors, L.L.C.	7/28/2008	open market purchase	8,088	(1)	$10.07
ESL Investors, L.L.C.	7/28/2008	open market purchase	124	(1)	$10.075
ESL Investors, L.L.C.	7/28/2008	open market purchase	4,853	(1)	$10.08
ESL Partners, L.P.	7/29/2008	open market purchase	247	(1)	$9.89
ESL Partners, L.P.	7/29/2008	open market purchase	42,644	(1)	$9.90
ESL Partners, L.P.	7/29/2008	open market purchase	9,879	(1)	$10.00
ESL Partners, L.P.	7/29/2008	open market purchase	1,153	(1)	$10.16
ESL Partners, L.P.	7/29/2008	open market purchase	988	(1)	$10.18
ESL Partners, L.P.	7/29/2008	open market purchase	98,789	(1)	$10.20
ESL Partners, L.P.	7/29/2008	open market purchase	23,462	(1)	$10.25
ESL Partners, L.P.	7/29/2008	open market purchase	5,433	(1)	$10.32
ESL Partners, L.P.	7/29/2008	open market purchase	3,869	(1)	$10.33
ESL Partners, L.P.	7/29/2008	open market purchase	29,086	(1)	$10.34
ESL Partners, L.P.	7/29/2008	open market purchase	104,984	(1)	$10.35
ESL Partners, L.P.	7/29/2008	open market purchase	27,743	(1)	$10.36
ESL Partners, L.P.	7/29/2008	open market purchase	82	(1)	$10.365

Page	27	of	29

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Partners, L.P.	7/29/2008	open market purchase	259,687	(1)	$10.37
ESL Partners, L.P.	7/29/2008	open market purchase	494	(1)	$10.375
ESL Partners, L.P.	7/29/2008	open market purchase	159,563	(1)	$10.38
ESL Partners, L.P.	7/29/2008	open market purchase	63,807	(1)	$10.39
ESL Partners, L.P.	7/29/2008	open market purchase	329	(1)	$10.395
ESL Partners, L.P.	7/29/2008	open market purchase	145,261	(1)	$10.40
ESL Partners, L.P.	7/29/2008	open market purchase	741	(1)	$10.405
ESL Partners, L.P.	7/29/2008	open market purchase	82	(1)	$10.4075
ESL Partners, L.P.	7/29/2008	open market purchase	183,664	(1)	$10.41
ESL Partners, L.P.	7/29/2008	open market purchase	18,276	(1)	$10.42
ESL Partners, L.P.	7/29/2008	open market purchase	10,118	(1)	$10.44
ESL Partners, L.P.	7/29/2008	open market purchase	15,559	(1)	$10.45
ESL Partners, L.P.	7/29/2008	open market purchase	77,804	(1)	$10.46
ESL Partners, L.P.	7/29/2008	open market purchase	494	(1)	$10.475
ESL Partners, L.P.	7/29/2008	open market purchase	9,527	(1)	$10.48
ESL Partners, L.P.	7/29/2008	open market purchase	12,042	(1)	$10.50
ESL Partners, L.P.	7/29/2008	open market purchase	4,116	(1)	$10.52
ESL Partners, L.P.	7/29/2008	open market purchase	9,879	(1)	$10.54
ESL Investors, L.L.C.	7/29/2008	open market purchase	53	(1)	$9.89
ESL Investors, L.L.C.	7/29/2008	open market purchase	9,156	(1)	$9.90
ESL Investors, L.L.C.	7/29/2008	open market purchase	2,121	(1)	$10.00
ESL Investors, L.L.C.	7/29/2008	open market purchase	247	(1)	$10.16
ESL Investors, L.L.C.	7/29/2008	open market purchase	212	(1)	$10.18
ESL Investors, L.L.C.	7/29/2008	open market purchase	21,211	(1)	$10.20

Page	28	of	29

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Investors, L.L.C.	7/29/2008	open market purchase	5,038	(1)	$10.25
ESL Investors, L.L.C.	7/29/2008	open market purchase	1,167	(1)	$10.32
ESL Investors, L.L.C.	7/29/2008	open market purchase	831	(1)	$10.33
ESL Investors, L.L.C.	7/29/2008	open market purchase	6,245	(1)	$10.34
ESL Investors, L.L.C.	7/29/2008	open market purchase	22,541	(1)	$10.35
ESL Investors, L.L.C.	7/29/2008	open market purchase	5,957	(1)	$10.36
ESL Investors, L.L.C.	7/29/2008	open market purchase	18	(1)	$10.365
ESL Investors, L.L.C.	7/29/2008	open market purchase	55,758	(1)	$10.37
ESL Investors, L.L.C.	7/29/2008	open market purchase	106	(1)	$10.375
ESL Investors, L.L.C.	7/29/2008	open market purchase	34,260	(1)	$10.38
ESL Investors, L.L.C.	7/29/2008	open market purchase	13,700	(1)	$10.39
ESL Investors, L.L.C.	7/29/2008	open market purchase	71	(1)	$10.395
ESL Investors, L.L.C.	7/29/2008	open market purchase	31,189	(1)	$10.40
ESL Investors, L.L.C.	7/29/2008	open market purchase	159	(1)	$10.405
ESL Investors, L.L.C.	7/29/2008	open market purchase	18	(1)	$10.4075
ESL Investors, L.L.C.	7/29/2008	open market purchase	39,437	(1)	$10.41
ESL Investors, L.L.C.	7/29/2008	open market purchase	3,924	(1)	$10.42
ESL Investors, L.L.C.	7/29/2008	open market purchase	2,172	(1)	$10.44
ESL Investors, L.L.C.	7/29/2008	open market purchase	3,341	(1)	$10.45
ESL Investors, L.L.C.	7/29/2008	open market purchase	16,706	(1)	$10.46

Page	29	of	29

	Date of	Nature of	Number of Shares		Price per
Entity	Transaction	Transaction	of Common Stock		Share
ESL Investors, L.L.C.	7/29/2008	open market purchase	106	(1)	$10.475
ESL Investors, L.L.C.	7/29/2008	open market purchase	2,045	(1)	$10.48
ESL Investors, L.L.C.	7/29/2008	open market purchase	2,586	(1)	$10.50
ESL Investors, L.L.C.	7/29/2008	open market purchase	884	(1)	$10.52
ESL Investors, L.L.C.	7/29/2008	open market purchase	2,121	(1)	$10.54
ESL Partners, L.P.	7/30/2008	open market purchase	12,136	(1)	$9.96
ESL Partners, L.P.	7/30/2008	open market purchase	5,257	(1)	$9.98
ESL Partners, L.P.	7/30/2008	open market purchase	7,176	(1)	$9.99
ESL Partners, L.P.	7/30/2008	open market purchase	80,145	(1)	$10.00
ESL Partners, L.P.	7/30/2008	open market purchase	16,687	(1)	$10.10
ESL Partners, L.P.	7/30/2008	open market purchase	834	(1)	$10.11
ESL Partners, L.P.	7/30/2008	open market purchase	3,337	(1)	$10.12
ESL Partners, L.P.	7/30/2008	open market purchase	17,855	(1)	$10.13
ESL Partners, L.P.	7/30/2008	open market purchase	5,006	(1)	$10.14
ESL Partners, L.P.	7/30/2008	open market purchase	27,200	(1)	$10.15
ESL Partners, L.P.	7/30/2008	open market purchase	2,086	(1)	$10.16
ESL Partners, L.P.	7/30/2008	open market purchase	83	(1)	$10.16
ESL Partners, L.P.	7/30/2008	open market purchase	11,181	(1)	$10.17
ESL Partners, L.P.	7/30/2008	open market purchase	83	(1)	$10.18
ESL Partners, L.P.	7/30/2008	open market purchase	8,677	(1)	$10.19
ESL Partners, L.P.	7/30/2008	open market purchase	43,721	(1)	$10.20
ESL Partners, L.P.	7/30/2008	open market purchase	12,349	(1)	$10.21
ESL Partners, L.P.	7/30/2008	open market purchase	12,849	(1)	$10.22
ESL Partners, L.P.	7/30/2008	open market purchase	10,930	(1)	$10.23
ESL Partners, L.P.	7/30/2008	open market purchase	21,694	(1)	$10.24
ESL Partners, L.P.	7/30/2008	open market purchase	84,521	(1)	$10.25
ESL Partners, L.P.	7/30/2008	open market purchase	31,372	(1)	$10.26
ESL Partners, L.P.	7/30/2008	open market purchase	42,887	(1)	$10.27
ESL Partners, L.P.	7/30/2008	open market purchase	11,681	(1)	$10.28
ESL Partners, L.P.	7/30/2008	open market purchase	14,017	(1)	$10.29
ESL Partners, L.P.	7/30/2008	open market purchase	37,713	(1)	$10.30
ESL Partners, L.P.	7/30/2008	open market purchase	3,337	(1)	$10.32
ESL Partners, L.P.	7/30/2008	open market purchase	1,752	(1)	$10.33
ESL Partners, L.P.	7/30/2008	open market purchase	17,105	(1)	$10.34
ESL Partners, L.P.	7/30/2008	open market purchase	94,284	(1)	$10.35
ESL Partners, L.P.	7/30/2008	open market purchase	834	(1)	$10.37
ESL Partners, L.P.	7/30/2008	open market purchase	42,219	(1)	$10.38
ESL Partners, L.P.	7/30/2008	open market purchase	14,518	(1)	$10.39
ESL Partners, L.P.	7/30/2008	open market purchase	34,543	(1)	$10.40
ESL Partners, L.P.	7/30/2008	open market purchase	87,358	(1)	$10.47
ESL Partners, L.P.	7/30/2008	open market purchase	5,757	(1)	$10.48
ESL Partners, L.P.	7/30/2008	open market purchase	1,836	(1)	$10.49
ESL Partners, L.P.	7/30/2008	open market purchase	63,579	(1)	$10.50
ESL Partners, L.P.	7/30/2008	open market purchase	14,017	(1)	$10.54
ESL Partners, L.P.	7/30/2008	open market purchase	36,045	(1)	$10.55
ESL Partners, L.P.	7/30/2008	open market purchase	41,134	(1)	$10.57
ESL Partners, L.P.	7/30/2008	open market purchase	15,519	(1)	$10.58
ESL Partners, L.P.	7/30/2008	open market purchase	5,924	(1)	$10.59
ESL Partners, L.P.	7/30/2008	open market purchase	38,131	(1)	$10.60
ESL Partners, L.P.	7/30/2008	open market purchase	6,091	(1)	$10.61
ESL Partners, L.P.	7/30/2008	open market purchase	10,596	(1)	$10.62
ESL Partners, L.P.	7/30/2008	open market purchase	46,057	(1)	$10.63
ESL Partners, L.P.	7/30/2008	open market purchase	45,139	(1)	$10.70
ESL Partners, L.P.	7/30/2008	open market purchase	79,265	(1)	$10.75
ESL Partners, L.P.	7/30/2008	open market purchase	36,462	(1)	$10.77
ESL Partners, L.P.	7/30/2008	open market purchase	2,086	(1)	$10.78
ESL Partners, L.P.	7/30/2008	open market purchase	98,122	(1)	$10.79
ESL Partners, L.P.	7/30/2008	open market purchase	6,007	(1)	$10.80
ESL Partners, L.P.	7/30/2008	open market purchase	7,926	(1)	$10.81
ESL Partners, L.P.	7/30/2008	open market purchase	1,752	(1)	$10.82
ESL Partners, L.P.	7/30/2008	open market purchase	6,258	(1)	$10.83
ESL Partners, L.P.	7/30/2008	open market purchase	167	(1)	$10.84
ESL Partners, L.P.	7/30/2008	open market purchase	99,794	(1)	$10.85
ESL Partners, L.P.	7/30/2008	open market purchase	23,446	(1)	$10.86
ESL Partners, L.P.	7/30/2008	open market purchase	42,887	(1)	$10.87
ESL Partners, L.P.	7/30/2008	open market purchase	13,016	(1)	$10.88
ESL Investors, L.L.C.	7/30/2008	open market purchase	2,409	(1)	$9.96
ESL Investors, L.L.C.	7/30/2008	open market purchase	1,043	(1)	$9.98
ESL Investors, L.L.C.	7/30/2008	open market purchase	1,424	(1)	$9.99
ESL Investors, L.L.C.	7/30/2008	open market purchase	15,910	(1)	$10.00
ESL Investors, L.L.C.	7/30/2008	open market purchase	3,313	(1)	$10.10
ESL Investors, L.L.C.	7/30/2008	open market purchase	166	(1)	$10.11
ESL Investors, L.L.C.	7/30/2008	open market purchase	663	(1)	$10.12
ESL Investors, L.L.C.	7/30/2008	open market purchase	3,545	(1)	$10.13
ESL Investors, L.L.C.	7/30/2008	open market purchase	994	(1)	$10.14
ESL Investors, L.L.C.	7/30/2008	open market purchase	5,400	(1)	$10.15
ESL Investors, L.L.C.	7/30/2008	open market purchase	414	(1)	$10.16
ESL Investors, L.L.C.	7/30/2008	open market purchase	17	(1)	$10.16
ESL Investors, L.L.C.	7/30/2008	open market purchase	2,219	(1)	$10.17
ESL Investors, L.L.C.	7/30/2008	open market purchase	17	(1)	$10.18
ESL Investors, L.L.C.	7/30/2008	open market purchase	1,723	(1)	$10.19
ESL Investors, L.L.C.	7/30/2008	open market purchase	8,679	(1)	$10.20
ESL Investors, L.L.C.	7/30/2008	open market purchase	2,451	(1)	$10.21
ESL Investors, L.L.C.	7/30/2008	open market purchase	2,551	(1)	$10.22
ESL Investors, L.L.C.	7/30/2008	open market purchase	2,170	(1)	$10.23
ESL Investors, L.L.C.	7/30/2008	open market purchase	4,306	(1)	$10.24
ESL Investors, L.L.C.	7/30/2008	open market purchase	16,779	(1)	$10.25
ESL Investors, L.L.C.	7/30/2008	open market purchase	6,228	(1)	$10.26
ESL Investors, L.L.C.	7/30/2008	open market purchase	8,513	(1)	$10.27
ESL Investors, L.L.C.	7/30/2008	open market purchase	2,319	(1)	$10.28
ESL Investors, L.L.C.	7/30/2008	open market purchase	2,783	(1)	$10.29
ESL Investors, L.L.C.	7/30/2008	open market purchase	7,487	(1)	$10.30
ESL Investors, L.L.C.	7/30/2008	open market purchase	663	(1)	$10.32
ESL Investors, L.L.C.	7/30/2008	open market purchase	348	(1)	$10.33
ESL Investors, L.L.C.	7/30/2008	open market purchase	3,395	(1)	$10.34
ESL Investors, L.L.C.	7/30/2008	open market purchase	18,716	(1)	$10.35
ESL Investors, L.L.C.	7/30/2008	open market purchase	166	(1)	$10.37
ESL Investors, L.L.C.	7/30/2008	open market purchase	8,381	(1)	$10.38
ESL Investors, L.L.C.	7/30/2008	open market purchase	2,882	(1)	$10.39
ESL Investors, L.L.C.	7/30/2008	open market purchase	6,857	(1)	$10.40
ESL Investors, L.L.C.	7/30/2008	open market purchase	17,342	(1)	$10.47
ESL Investors, L.L.C.	7/30/2008	open market purchase	1,143	(1)	$10.48
ESL Investors, L.L.C.	7/30/2008	open market purchase	364	(1)	$10.49
ESL Investors, L.L.C.	7/30/2008	open market purchase	12,621	(1)	$10.50
ESL Investors, L.L.C.	7/30/2008	open market purchase	2,783	(1)	$10.54
ESL Investors, L.L.C.	7/30/2008	open market purchase	7,155	(1)	$10.55
ESL Investors, L.L.C.	7/30/2008	open market purchase	8,166	(1)	$10.57
ESL Investors, L.L.C.	7/30/2008	open market purchase	3,081	(1)	$10.58
ESL Investors, L.L.C.	7/30/2008	open market purchase	1,176	(1)	$10.59
ESL Investors, L.L.C.	7/30/2008	open market purchase	7,569	(1)	$10.60
ESL Investors, L.L.C.	7/30/2008	open market purchase	1,209	(1)	$10.61
ESL Investors, L.L.C.	7/30/2008	open market purchase	2,104	(1)	$10.62
ESL Investors, L.L.C.	7/30/2008	open market purchase	9,143	(1)	$10.63
ESL Investors, L.L.C.	7/30/2008	open market purchase	8,961	(1)	$10.70
ESL Investors, L.L.C.	7/30/2008	open market purchase	15,735	(1)	$10.75
ESL Investors, L.L.C.	7/30/2008	open market purchase	7,238	(1)	$10.77
ESL Investors, L.L.C.	7/30/2008	open market purchase	414	(1)	$10.78
ESL Investors, L.L.C.	7/30/2008	open market purchase	19,478	(1)	$10.79
ESL Investors, L.L.C.	7/30/2008	open market purchase	1,193	(1)	$10.80
ESL Investors, L.L.C.	7/30/2008	open market purchase	1,574	(1)	$10.81
ESL Investors, L.L.C.	7/30/2008	open market purchase	348	(1)	$10.82
ESL Investors, L.L.C.	7/30/2008	open market purchase	1,242	(1)	$10.83
ESL Investors, L.L.C.	7/30/2008	open market purchase	33	(1)	$10.84
ESL Investors, L.L.C.	7/30/2008	open market purchase	19,806	(1)	$10.85
ESL Investors, L.L.C.	7/30/2008	open market purchase	4,654	(1)	$10.86
ESL Investors, L.L.C.	7/30/2008	open market purchase	8,513	(1)	$10.87
ESL Investors, L.L.C.	7/30/2008	open market purchase	2,584	(1)	$10.88

(1)	These Shares represent a portion of a single trade which was allocated between Partners and an account that was established by the investment member of Investors.